UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.2)*

 Poage Bankshares, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

730206109

(CUSIP Number)

Mr. Terry Maltese, Maltese Capital Management, LLC,
150 East 52nd Street, 30th Floor, New York, NY 10022 (212) 486-7300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2016

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☑.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

Exhibit Index located on Pages 7-8	SEC 1746 (12-91)

CUSIP No. 730206109	Page 2 of 8 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Maltese Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

7. Sole Voting Power
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
8. Shared Voting Power
270,505
9. Sole Dispositive Power

10. Shared Dispositive Power
270,505

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,505
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 730206109	Page 3 of 8 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Maltese Capital Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

7. Sole Voting Power
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
8. Shared Voting Power
199,405
9. Sole Dispositive Power

10. Shared Dispositive Power
199,405

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,405
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 730206109	Page 4 of 8 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

7. Sole Voting Power
11,195
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
8. Shared Voting Power
270,505
9. Sole Dispositive Power
11,195
10. Shared Dispositive Power
270,505

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 281,700
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the common stock ("Common Stock"), of Poage Bankshares, Inc. (the "Issuer"), a company incorporated in Maryland, with its principal office at 1500 Carter Avenue, Ashland, Kentucky 41101.

Item 2.    Identity and Background.

(a)    This statement is being filed by (i) Maltese Capital Management, LLC, a New York limited liability company ("MCM") (ii) Maltese Capital Holdings, LLC, a Delaware limited liability company ("Holdings"), (iii) Terry Maltese, Managing Member of MCM, with respect to shares of Common Stock that each of the foregoing may be deemed to have a beneficial ownership and with respect to shares he holds personally. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

(b)    The address of the principal offices of Holdings and MCM and the business address of Mr. Maltese is Maltese Capital Management, LLC, 150 East 52nd Street, 30thth Floor, New York, New York 10022.

(c)     The principal business of Holdings is that of acting as general partner for certain partnerships. The principal business of MCM is that of providing administrative and management services in its capacity as an investment advisor in accordance with Rule 240.13d-1(b)(1) (ii)(E). The present principal occupation or employment of Mr. Maltese is Managing Member of MCM and Holdings.

(d)    During the last five years, none of Holdings, MCM, or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of Holdings, MCM, or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Maltese is a U.S. citizen.

Item 3.    Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock that MCM, Holdings, or Mr. Maltese may be deemed to have beneficial ownership is $3,373,368, $2,400,246, and $3,485,318, respectively. Such shares were purchased with the investment capital of clients of MCM (except for those personally held by Mr. Maltese).

Item 4.    Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company.  Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against the proposals of the board of directors of the Company or other shareholders of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Page 5 of 8 Pages

Item 5.    Interest in Securities of the Issuer.

(a)  Based upon an aggregate of 3,820,135 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on May 11, 2016:

(i)
 Holdings owned directly no shares of Common Stock. By reason of its position as general partner of
 certain partnerships, Holdings may be deemed to beneficially own the 199,405    shares of Common
 Stock which are held by such partnerships, constituting approximately 5.2% of the shares outstanding

(ii)
MCM owned directly no shares of Common Stock. By reason of its position as investment advisor, MCM may be deemed to beneficially own the 270,505shares of Common Stock, which are held of record by clients of MCM, constituting approximately 7.1% of the shares outstanding.

(iii)
Mr. Maltese directly owned 11,195 shares of Common Stock. By reason of his position as Managing Member of MCM, Mr. Maltese may also be deemed to beneficially own 270,505shares of Common Stock, constituting, in the aggregate, approximately 7.4% of the shares outstanding.

(b)  Each of the partnerships or funds that hold shares have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings, or its investment manager, MCM, as applicable.  Holdings is a party to a management agreement with MCM pursuant to which MCM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MCM is a party to a management agreement with certain funds pursuant to which MCM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by each such fund. Mr. Maltese, as Managing Member of Holdings, and MCM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.   Mr. Maltese also has sole power to dispose of and to vote the shares of Common Stock beneficially owned by him.

(c)  During the sixty days prior to May 26, 2016, the Reporting persons made the following transactions in the Common Stock:

Date	Transaction	Price	Shares
5/6/2016	Buy	15.80	100
5/9/2016	Buy	15.80	17,600
5/13/2016	Buy	15.73	150
5/16/2016	Buy	15.80	32,755
5/17/2016	Buy	15.80	9,900

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2016

Maltese Capital Management, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

Maltese Capital Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese Managing Member

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: May 26, 2016

Maltese Capital Management, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

Maltese Capital Holdings, LLC

By:	/s/ Terry Maltese
Terry Maltese Managing Member

SK 27061 0003 7158520